[ON HARTMARX LETTERHEAD]

May 19, 2006

Mr. William Choi

Accounting Branch Chief

United States Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549-3651

Re:	Hartmarx Corporation

Form 10-K for the year ended November 30, 2005

Filed February 13, 2006

File No. 1-08501

Dear Mr. Choi:

This will acknowledge receipt of your letter dated May 10, 2006. Following is Hartmarx Corporation's (the "Company") response to your comments based on your review of the Company's responses as set forth in the Company's letter dated May 5, 2006. The comments in your letter of May 10, 2006 are in italics. Our response follows each comment.

Form 10-K for the Year Ended November 30, 2005

Financial Statements

Consolidated Statement of Shareholders' Equity, page 31

1.

We note your response to comment 2 of our letter dated April 7, 2006. It appears that the effects of the error in accounting for treasury stock transactions on retained earnings and capital surplus were quantitatively material for all periods presented and that revising your shareholders' equity presentation prospectively would be inconsistent with the guidance in APB 20. Accordingly, we believe that you should amend your filing to correct the error in your previously issued financial statements and include appropriate footnote disclosure regarding the nature of the error and the effects of its correction. If you believe that qualitative factors provide a basis for

Mr. William Choi

Accounting Branch Chief

United States Securities and Exchange Commission

May 19, 2006

determining that the magnitude of the error is not material to your financial statements, please provide us with an analysis of those qualitative factors. Please also tell us whether your independent registered public accounting firm agrees with your materiality assessment and provide us with the name and telephone number of the national partner consulted.

The Company's response dated May 5, 2006 reflected careful consideration of the qualitative factors as discussed in SAB 99, leading to the conclusion that (1) the effect of its accounting for treasury stock reissuances was not material to any previously reported financial statements taken as a whole, and (2) the proposed revisions to the "as reported" amounts and reconciliation to the "as revised" amounts, as presented in our May 5, 2006 response, were appropriate on a prospective basis commencing with the Company's 10-Q filing for the second quarter ending May 31, 2006.

As requested in your letter of May 10, 2006, and as subsequently discussed with Mr. John Cannarella of your office, we are providing you with an analysis of those qualitative factors.

Also, we confirm to you that our independent registered public accounting firm agrees with the Company's materiality assessment and the proposed disclosures indicated herein and in our prior response to you. The name and telephone number of the PricewaterhouseCoopers LLP national office partner is being provided to you supplementally.

ANALYSIS

The following provides our analysis of the qualitative factors:

Background:

The SEC Comment Letter of April 7, 2006 noted that losses on reissuances of treasury stock had been charged to Capital Surplus rather than Retained Earnings. In its response to the SEC, the Company indicated that it would revise its financial statements prospectively to reflect such losses on treasury stock reissuances as a reduction to Retained Earnings rather than Capital Surplus based upon the Company's conclusion, consistent with the evaluation by its independent registered public accounting firm, that such required revisions were not material to any previously reported financial statements taken as a whole and accordingly did not require

Mr. William Choi

Accounting Branch Chief

United States Securities and Exchange Commission

May 19, 2006

restatement for correction of the error. This revision has no effect on total Shareholders' Equity at November 30, 2005, or any prior period.

Accounting Literature:

In assessing the materiality of the revision discussed above, the Company referred to SEC Staff Accounting Bulletin: No. 99 - Materiality. This staff accounting bulletin expresses the views of the staff that exclusive reliance on certain quantitative benchmarks to assess materiality in preparing financial statements and performing audits of those financial statements is inappropriate. Items are not material simply because they cross a numerical threshold.

Assessment of the Issue:

In assessing the significance of the issue, the Company considered the following:

(i)	Both qualitative and quantitative assessment of the issue.
(ii)	Is it probable that the judgment of a reasonable person relying on the report would have been changed or influenced by the inclusion of the correction of the item.
(iii)	The likelihood that the error would have been viewed by the reasonable investor as having significantly altered facts and circumstances of information made available.
(iv)	In assessing the materiality of the error, the Company did not use a "rule of thumb" concept or just a formulaic approach.

As outlined in SAB 99, among the considerations that may well render material a quantitatively small misstatement of a financial statement item are:

1.	Whether the misstatement arises from an item capable of precise measurement or whether it arises from an estimate and, if so, the degree of imprecision inherent in the estimate.

The error relates to recording losses on reissuances of treasury stock as a reduction of Capital Surplus rather than Retained Earnings.

2.	Whether the misstatement masks a change in earnings or other trends.

Mr. William Choi

Accounting Branch Chief

United States Securities and Exchange Commission

May 19, 2006

The error is solely between captions within Shareholders' Equity and there is no impact on reported net earnings or earnings per share. Therefore, there is no effect on the trend in earnings or earnings per share, nor failure to meet analysts expectations, nor changing a loss into income or vice versa. Furthermore, the error had no impact on the Company's cash flows or segment disclosures. In addition, the effect of the error did not impact the Company's legal ability to pay dividends (which have not been paid since 1991) and, accordingly, had no impact on any future dividend trends.

3.	Whether the misstatement hides a failure to meet analysts' consensus expectations for the enterprise.

As discussed above, the error had no impact on the Company's reported net earnings, earnings per share or cash flows.

4.	Whether the misstatement changes a loss into income or vice versa.

As discussed above, the error had no impact on the Company's reported net earnings or earnings per share.

5.	Whether the misstatement concerns a segment or other portion of the registrant's business that has been identified as playing a significant role in the registrant's operations or profitability.

The error had no impact on the Company's segment disclosure.

6.	Whether the misstatement affects the registrant's compliance with regulatory requirements.

Based on the nature of the error, there was no impact on regulatory requirements.

7.	Whether the misstatement affects the registrant's compliance with loan covenants or other contractual requirements.

The Company's debt covenant relating to Shareholders' Equity is based on total Shareholders' Equity. As the error has no impact on total Shareholders' Equity, there is no impact on the Company's debt covenants.

Mr. William Choi

Accounting Branch Chief

United States Securities and Exchange Commission

May 19, 2006

8.	Whether the misstatement has the effect of increasing management's compensation - for example, by satisfying requirements for the award of bonuses or other forms of incentive compensation.

The error had no impact on management compensation. No portions of the salary, bonus or any equity awards paid or granted to Company management are based, in whole or in part, on Shareholders' Equity or any component thereof.

9.	Whether the misstatement involves concealment of an unlawful transaction.

Not applicable.

Although this list is not exhaustive, consideration was given to the impact the error might have on the Company's current investors or potential investors. Given the nature of the error, as affecting components of Shareholders' Equity but having no affect on total Shareholders' Equity, reported net earnings, earnings per share, cash flows or segment disclosure, the Company does not believe there was (or will be) any impact on current investors or potential investors whether the error is corrected by restating previously reported financial statements or by revising the affected captions prospectively with appropriate disclosures of the impact on prior periods presented. We strongly believe, based on the information presented in the Company's financial statements taken as a whole, the adjustments between Capital Surplus and Retained Earnings in the financial statements would not change or influence the judgment of a reasonable person.

Aggregating and Netting Misstatements:

The Company is not aware of any other issues impacting Capital Surplus or Retained Earnings. For the fiscal year ended November 30, 2005, there were unrecorded proposed audit adjustments which were individually and in the aggregate approximately 1% or less of pre-tax income and accordingly do not change the Company's conclusion or warrant further consideration.

Immaterial Misstatements That Are Intentional:

The error was not intentional by the Company.

Mr. William Choi

Accounting Branch Chief

United States Securities and Exchange Commission

May 19, 2006

Considerations of the Books and Records Provisions Under the Exchange Act:

The guidance in SAB 99 follows: Even if misstatements are immaterial, registrants must comply with Sections 13(b)(2) - (7) of the Securities Exchange Act of 1934 (the "Exchange Act"). Under these provisions, each registrant with securities registered pursuant to Section 12 of the Exchange Act is required to file reports pursuant to Section 15(d), must make and keep books, records, and accounts, which, in reasonable detail, accurately and fairly reflect the transactions and dispositions of assets of the registrant and must maintain internal accounting controls that are sufficient to provide reasonable assurances that, among other things, transactions are recorded as necessary to permit the preparation of financial statements in conformity with GAAP. In this context, determinations of what constitutes "reasonable assurance" and "reasonable detail" are based not on a "materiality" analysis but on the level of detail and degree of assurance that would satisfy prudent officials in the conduct of their own affairs. Accordingly, failure to record accurately immaterial items, in some instances, may result in violations of the securities laws.

In assessing whether a misstatement results in a violation of a registrant's obligation to keep books and records that are accurate "in reasonable detail," registrants and their auditors should consider, in addition to the factors discussed above concerning an evaluation of a misstatement's potential materiality, the factors set forth below:

The significance of the misstatement. Though the staff does not believe that registrants need to make finely calibrated determinations of significance with respect to immaterial items, plainly it is "reasonable" to treat misstatements whose effects are clearly inconsequential differently than more significant ones.

Given the nature of the issue as affecting components of Shareholders' Equity, but not total Shareholders' Equity, the Company has concluded that this error and the prospective revision between Capital Surplus and Retained Earnings proposed herein are inconsequential and would have no impact on future decisions of current or potential investors. While the error is significant to the affected captions within Shareholders' Equity, the lack of any effect on total Shareholders' Equity, reported net earnings, earnings per share, cash flows or segment disclosure supports the view that such effects are inconsequential to the Company's financial statements taken as a whole.

Mr. William Choi

Accounting Branch Chief

United States Securities and Exchange Commission

May 19, 2006

How the misstatement arose. It is unlikely that it is ever "reasonable" for registrants to record misstatements or not to correct known misstatements - even immaterial ones - as part of an ongoing effort directed by or known to senior management for the purposes of "managing" earnings. On the other hand, insignificant misstatements that arise from the operation of systems or recurring processes in the normal course of business generally will not cause a registrant's books to be inaccurate "in reasonable detail."

This error had no impact on reported net earnings, earnings per share or total Shareholders' Equity of the Company. Additionally, this error in no way can be attributed to a purpose of "managing" earnings. As such, it would be unlikely to cause the Company's books in the ordinary course of business to be inaccurate "in reasonable detail."

The cost of correcting the misstatement. The books and records provisions of the Exchange Act do not require registrants to make major expenditures to correct small misstatements. Conversely, where there is little cost or delay involved in correcting a misstatement, failing to do so is unlikely to be "reasonable."

Cost of correcting the error is not major.

The clarity of authoritative accounting guidance with respect to the misstatement. Where reasonable minds may differ about the appropriate accounting treatment of a financial statement item, a failure to correct it may not render the registrant's financial statements inaccurate "in reasonable detail." Where, however, there is little ground for reasonable disagreement, the case for leaving a misstatement uncorrected is correspondingly weaker.

As noted above, the recording of the losses of treasury stock reissuances as a reduction of Capital Surplus rather than Retained Earnings was not intentional. The revision is being implemented promptly with appropriate disclosure of "as reported" and "as revised" amounts.

SUMMARY:

The Company's evaluation and conclusion, which reflects review and discussion with both the chair of Hartmarx' Audit Committee and outside legal counsel, is that this error is not a material item that would impact the users of the financial statements.

Mr. William Choi

Accounting Branch Chief

United States Securities and Exchange Commission

May 19, 2006

Accordingly, the Company does not believe that amending the previously filed 10-Q for the first quarter of 2006 and the previously filed 2005 Annual Report on Form 10-K would add value to the users of the financial statements. As described in our letter to you dated May 5, 2006, the Company proposes to reflect the revision in its second quarter 2006 10-Q filing with appropriate disclosure of the effects on prior interim and annual periods.

Further, the Company believes this issue does not give rise to a "material weakness" in internal control over financing reporting as it had no impact on total Shareholders' Equity, net earnings, earnings per share, cash flows or segment disclosure. As the revision was related to the selected components of Shareholders' Equity but did not impact total Shareholders' Equity, the financial statements as presented do accurately reflect the results of the Company for the year. The Company does not believe that the error itself is material and, accordingly, does not rise to the level of a material weakness. Moreover, losses on reissuance of treasury shares are not required to be included in reported comprehensive income (loss). If treasury shares are reissued in future years, the Company will consider the provisions of APB 6, paragraph 12, and will apply such provisions when recording gains or losses related to any future reissuances.

Acquisitions, page 40

2.

We note your response to comment 3 of our letter dated April 7, 2006. Please file the employment agreements with the principals of Simply Blue and Misook as correspondence on EDGAR. If you believe that any information provided in response to our comment letter is confidential, Item 101(c) of Regulation S-T allows you to exclude that information from the submission. Freedom of Information Act Rule 200.83 sets forth the procedures for requesting confidential treatment for information contained in a response letter or for supplemental information provided to us. You should submit a written request for confidential treatment at the time the information is filed on EDGAR in accordance with the procedures of Rule 200.83. With regard to the Edgar filing, the non-confidential portions of the employment agreements should be submitted under the "CORRESP" header submission tag for the form type. Any confidential portion of the information should be omitted from the EDGAR submission and replaced by opening and closing brackets at the location of the omissions. Information should only be omitted as confidential if the omission is

Mr. William Choi

Accounting Branch Chief

United States Securities and Exchange Commission

May 19, 2006

consistent with a FOIA exemption. With regard to a request for confidential treatment, the response letter or supplemental information should be submitted to the staff in paper, marked to show the omissions on EDGAR and containing the confidential treatment notation called for by Rule 200.83. Failure to provide specific direction as to what information in the response letter should be afforded confidential treatment under Rule 200.83 and to properly segregate the confidential materials as required by the Rule may result in elimination of any obligation to provide you with notification and appeal rights prior to the staff's release of the information. You must also send a copy of the request for confidential treatment by mail to the Office of Freedom of Information and Privacy Act Operations, SEC, Operations Center, 6432 General Green Way, Alexandria, VA 22312. For further guidance, please refer to Rule 200.83.

Copies of the employment agreements with the principals of Simply Blue and Misook will be filed as correspondence on EDGAR on the same date that this response is filed.

Form 10-Q for the Quarterly Period Ended February 28, 2006

3.	Please address the above comments as applicable.

Please refer to response to Item 1 above regarding prospective disclosure.

If you have any further comments or questions, please call me at 312 357-5400.

Very truly yours,

HARTMARX CORPORATION

By:	/s/ GLENN R. MORGAN
Glenn R. Morgan, Executive Vice
President and Chief Financial Officer

GRM

cc:	John Cannarella, Securities and Exchange Commission

Michael B. Rohlfs, Chairman, Audit and Finance Committee

of the Hartmarx Corporation Board of Directors